N E W S R E L E A S E

November 10, 2010

Bisha Project Update and Q3 2010 Results

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to provide a brief update on the Bisha project and the third quarter results.

Mine construction has continued as scheduled, with Nevsun completing the following during the course of Q3 and to date:

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Completion of substantially all civil, plate work, structural, mechanical and piping elements of the project;

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Completion and establishment of operation of the power plant;

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Completion of all major earthworks associated with the tailings management facility;

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Installation of the liner for the tailings management facility required to support operations;

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Commissioning of various mechanical equipment; and

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Pre-strip mining continued per plan and stock-piling of ore has commenced.

Cost expenditures over the quarter were incurred as budgeted and the project remains on track to come within the targeted $260 million cost.  Commissioning is progressing smoothly and the following targets are expected to be achieved in Q4.

Q4 Targets

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Operation of tailings management facility;

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Full plant commissioning, including the introduction of ore; and

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First gold pour.

The Bisha Project is positioned to be Eritrea’s first modern day mine, with production anticipated to yield 1.06M oz gold, 734M lb copper, 1B lb zinc and 9.4M oz silver. Gold will be produced at an operating cost of less than $250/oz, with copper operating costs ranging from $0.54-$0.67/lb, and zinc operating costs at $0.50/lb.

Cliff Davis, CEO of Nevsun, was quoted saying “We are obviously very pleased with our on-site team that has brought us to this point and particularly happy with the support of the Eritrean government in its continuing contribution to the project financially, politically and logistically. It is a truly team effort.”

Pictures of the construction progress are updated regularly and can be found on the Company website.

QUARTERLY RESULTS

The Company’s end of quarter financial position includes a healthy $74.8 million cash position that, together with the financial contribution by the State of Eritrea, should carry the project through to positive cash flow in Q1 2011. The estimated Bisha Project cash flow under various metals price assumptions are included in the annual MD&A and posted on the Nevsun web site.

The Company’s third quarter loss of $1,299,876 increased by $285,887 from Q3 2009’s IFRS adjusted loss of $1,013,989.

Complete details of the Q3 2010 Financial Statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Forward Looking Statements: The above contains forward-looking statements concerning cash position, construction progress and mine commissioning and project economics.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-17.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com